EXHIBIT 99.1

News Release



Contact: Investor Relations
Phone: (713) 324-4755
Email: xjtinvestor@expressjet.com

EXPRESSJET ENTERS THE CORPORATE AVIATION MARKET

HOUSTON, Oct. 17, 2006 – ExpressJet Holdings (NYSE: XJT) announced today the creation of a new division of its ExpressJet Airlines subsidiary: ExpressJet Corporate Aviation, designed to provide distinctive travel solutions for corporations, aircraft brokers, hospitality companies, sports teams, schools and others.

ExpressJet Corporate Aviation will begin operations in December 2006 with EMB-145XR aircraft and is initially expected to grow to a dedicated fleet of ten aircraft by May 2007 with the potential to add an additional five aircraft. The aircraft will be flown under ExpressJet Airlines' CFR 121 operating certificate to bring the same world-class service, support and reliability to corporate aviation that ExpressJet provides in scheduled operations doing business as Continental Express.

The ERJ-145XR aircraft will be configured with 50 redesigned seats for enhanced passenger comfort, and each seat will include XM radio with over 100 channels of audio entertainment through an agreement with LiveTV. In addition to the basic service offering, customized flight service options will give customers an opportunity to create a unique flight experience.

ExpressJet Corporate Aviation will source the aircraft from some of the newest and youngest aircraft in ExpressJet Airlines' current fleet, resulting in an average fleet age of less than one year for this newest division of ExpressJet. For more information on ExpressJet Corporate Aviation, please visit http://www.expressjet.com/corpaviation/index.htm.

ExpressJet Holdings has strategic investments in the air transportation sector, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines operates a fleet of Embraer regional jets as Continental Express to 152 destinations in the United States, Canada, Mexico, Central America and the Caribbean, provides third-party training through its Training Services division and offers charter services through its Corporate Aviation division. ExpressJet Services, LLC provides third-party repair services. The company is the sole stockholder of these subsidiaries and also invests in other entities that permit it to leverage the management experience, efficiencies and economies of scale present in its subsidiaries. For more information, visit expressjet.com.

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